

Mail Stop 3561

December 17, 2009

Via U.S. Mail and Facsimile

Helen Xiao Duan
Chief Executive Officer
China Cattle Holding Corporation
The NorthEast Corner of Fengqing Park
South Taoyuan Road
Xi'an City, Shaanxi Province 710077
People's Republic of China

> **Re: China Cattle Holding Corporation**
> **Form 10**
> **Filed August 28, 2009**
> **File No. 000-53777**

Dear Ms. Duan:

    We have completed our review of your Form 10 and have no further comments at this time.

Sincerely,

Amanda Ravitz
Branch Chief – Legal